Morgan Stanley & Co. LLC

1585 Broadway

New York, New York 10036

J.P. Morgan Securities LLC
383 Madison Avenue
New York, New York 10179

November 9, 2017

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:                    Jan Woo, Legal Branch Chief, Office of Information Technology

Matthew Derby, Staff Attorney

Mengyao Lu, Staff Accountant

Morgan Youngwood, Staff Accountant

Re:                             SendGrid, Inc.

Registration Statement on Form S-1 (File No. 333-221003)

Request for Acceleration of Effective Date

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of SendGrid, Inc. (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:00 PM, Eastern Time, on November 14, 2017, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Cooley LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that we have carried out the following distribution of the Company’s Preliminary Prospectus dated November 2, 2017:

(i)            Dates of distribution: November 2, 2017 through the date hereof

(ii)           Number of prospective underwriters to which the preliminary prospectus was furnished: 6

(iii)          Number of prospectuses furnished to investors: approximately 3750

(iv)          Number of prospectuses distributed to others, including the Company, the Company’s counsel, independent accountants, and underwriters’ counsel: approximately 90

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

MORGAN STANLEY & CO. LLC
J.P. MORGAN SECURITIES LLC

Acting severally on behalf of themselves and the several Underwriters

MORGAN STANLEY & CO. LLC

By:	/s/ Rizvan Dhalla
	Name:	Rizvan Dhalla
	Title:	Managing Director

J.P. MORGAN SECURITIES LLC

By:	/s/ Greg Chamberlain
	Name:	Greg Chamberlain
	Title:	Managing Director, Head of US TMT and ECM

[Signature Page to Underwriters’ Acceleration Request]